Morgan Stanley Institutional Fund, Inc.

522 Fifth Avenue

New York, NY 10036

April 29, 2010

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Fund”)

(File No. 033-23166; 811-05624)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2010 incorporating changes to the Prospectuses of the various portfolios of the Fund (the “Portfolios”) and Statement of Additional Information.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 84 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 29, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Portfolios invest.

Response 2.     The Fund has reviewed the risk disclosure in the Prospectuses and believe that the sections entitled “Portfolio Summary—Principal Risks,” “Details of the Portfolios” and “Additional Information about the Portfolios’ Investment Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Portfolios invest. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the enhanced disclosure regarding director qualifications and past directorships pursuant to the Commission’s amendments to the proxy rules and Form N-1A.

Response 3. We have revised the disclosure accordingly.

Comment 4.

We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940. Please ensure that the Fund is in compliance with this Rule in respect of its fidelity bond filings for 2005 and 2006.

Response 4. The Fund filed a copy of its fidelity bond for 2005 and 2006 on April 4, 2007.

Comment 5.	Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 5. The font size complies with the requirements of Rule 420.

Comment 6.

Consistent with the Staff’s position regarding funds with “Global” or “International” in their name, please confirm that the applicable Portfolios invest a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world.

Response 6.     We confirm that the Portfolios with “Global” or “International” in their name invest a substantial portion of their assets in the securities of issuers located in multiple countries throughout the world.

Comment 7.	Please revise the paragraph under the section entitled “Fees and Expenses” in the Summary section of each Prospectus to delete the word “briefly.”

Response 7. The disclosure has been revised accordingly.

Comment 8.

For those Portfolios with a redemption fee, please delete the footnote under the section entitled “Shareholder Fees” in the Summary section of each relevant Prospectus. You may revise the parenthetical “Redemption Fee (as a percentage of the amount redeemed)” in the table to include “on redemptions within 30 days of purchase.”

Response 8. The disclosure has been revised accordingly.

Comment 9.	For each Portfolio, please change the caption in the Fee Table from “Advisory Fee” to “Management Fee.”

Response 9.     We respectfully acknowledge your comment; however, we refer to this fee as an advisory fee in the prospectus and SAI and prefer to keep this caption consistent across all funds in the Morgan Stanley Fund Complex.

Comment 10.

With respect to the Portfolios that include the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table, please delete the footnote associated with such line item. In addition, with respect to the fee waiver and/or expense reimbursement footnote, please indicate that such fee waiver and/or expense reimbursement will continue until at least April 30, 2011.

Response 10.     We respectfully acknowledge the Staff’s comment; however, the Fund believes that the placement of the footnote next to the “Fee Waiver and/or Expense Reimbursement” line is appropriate. The disclosure in the fee waiver and/or expense reimbursement footnote has been revised in response to the second part of the comment.

Comment 11.

In the future, please provide completed Fee Tables (including any footnotes) to the Staff in the 485(a) filing to the extent that such information is available at the time of filing; however, please include such completed Fee Tables in the upcoming 485(b) filing.

Response 11. The Fund acknowledges the Staff’s comment and will provide completed Fee Tables (including any footnotes) in the Fund’s 485(b) filing which will be filed on or about April 29, 2010.

Comment 12.

With respect to the Portfolios that include the “Fee Waiver and/or Expense Reimbursement” line in the Annual Portfolio Operating Expenses table, the disclosure describing the waiver states that the Adviser is waiving all or a portion of the Portfolio’s advisory fees or other expenses, excluding certain investment related expenses. Please clarify which investment related expenses would not be excluded.

Response 12. The disclosure has been revised to delete the word “certain.”

Comment 13.

With respect to the Portfolios that include the “Acquired Fund Fees & Expenses” line in the Annual Portfolio Operating Expenses table, the number provided in the Fee Table should reflect actual expenses and not an estimate of expenses. Therefore, revise the footnote to delete the third, fourth and fifth sentences and the following disclosure included in the last sentence “they are not reflected in the Portfolio’s financial statements, with the result that”.

Response 13.     We have revised the disclosure to clarify that these expenses are not estimates and deleted the referenced phrase in the last sentence. We believe that the remaining disclosure is appropriate.

Comment 14.	Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 14. There is currently no provision for the recoupment or recapture of waived fees.

Comment 15.

For certain Portfolios, the disclosure indicates that derivative instruments will be counted towards the Portfolio’s exposure to securities included in its investment strategies to the extent that the derivatives in which the Portfolio invests have “economic characteristics” similar to the securities included within those strategies. Please explain what economic considerations are analyzed in making this determination.

Response 15.     We believe that derivatives can be used to gain exposure to one or more of the types of securities included in a Portfolio’s investment policies. In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, a Portfolio would apply exposure from derivatives towards its investment basket (whether or not the Portfolio is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such policies.

Comment 16.

For each Portfolio that utilizes derivative instruments, the disclosure in the section of the Prospectus entitled “Portfolio Summary—Principal Investments Strategies” states that the Portfolio may purchase and sell certain derivative instruments “... for a variety of purposes, including hedging, risk management, portfolio management or to earn income.” Please add disclosure explaining how a Portfolio uses derivatives for portfolio management purposes.

Response 16.     In certain instances, a Portfolio may use derivatives, in addition to direct investments in securities, in seeking to meet its investment objective. Included in the “Principal Investment Strategies” section is disclosure stating that a Portfolio’s investments in derivatives will count toward the Portfolio’s investment policies (including, with respect to certain Portfolios, their 80% “names rule” policy) to the extent that the derivatives have economic characteristics similar to the investments included within that policy. We believe this disclosure explains how a Portfolio uses derivatives for portfolio management purposes.

Comment 17.

With respect to each Portfolio, please revise the first sentence of the first paragraph under the section entitled “Performance Information” in the Summary section of each Prospectus as follows: “The bar chart and table below provide some indication of the risks of investing in the Portfolio by showing changes in the Portfolio’s Class I shares performance from year-to-year and by showing how the Portfolio’s average annual returns for the past one, five and 10 year periods compare with those of a broad measure of market performance. The Portfolio’s past performance, before and after taxes, is not necessarily an indication of how the Portfolio will perform in the future. Updated performance information is available online at www.morganstanley.com/im.”

Response 17. The disclosure has been revised accordingly, but also takes into account those Portfolios that compare their performance with an index that represents a group of similar mutual funds.

Comment 18.	With respect to each Portfolio, please delete the paragraph following the bar chart under the section entitled “Annual Total Returns—Calendar Years” in the Summary section of each Prospectus.

Response 18. This paragraph has been deleted.

Comment 19.	With respect to each Portfolio, please remove footnote 1 to the Average Annual Total Returns table.

Response 19. The disclosure has been revised accordingly.

Comment 20.	With respect to each Portfolio, please remove the description of the indices from the footnotes to the Average Annual Total Returns table.

Response 20.     Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad based securities market index as defined in Instruction 5 to Item 27(b)(7). Instruction 2(b) to Item 4 further allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). The referenced footnotes provide an explanation to investors as to why the particular indexes chosen by a Portfolio provide appropriate comparisons to the Portfolio’s performance as contemplated by these Instructions.

Comment 21.

With respect to each Portfolio, please remove the broad based securities market index and Lipper Index line items under the Class I shares return information from the Average Annual Total Returns table.

Response 21. The disclosure has been revised where the disclosure does not differ between Class inception dates.

Comment 22.

With respect to each Portfolio, please delete “only for the Portfolio’s Class I shares and are” from the first sentence of the last paragraph under the section entitled “Average Annual Total Returns” in the Summary section of each Prospectus. In addition, please delete the last sentence of that same paragraph if after-tax returns are not higher than before-tax returns.

Response 22.     The requested change to the first sentence of the paragraph has been made accordingly. With respect to the last sentence of the paragraph, we respectfully acknowledge the Staff’s comment; however, we believe that the current disclosure is permitted by Form N-1A.

Comment 23.

With respect to each Portfolio, please revise the disclosure in the section of the Prospectus entitled “Portfolio Summary—Investment Adviser—Portfolio Managers” to read as follows: “The Portfolio is managed by members of the [   ] team. Information about the member[s] primarily responsible...”

Response 23. The disclosure has been revised accordingly.

Comment 24.	With respect to each Portfolio, please revise the disclosure in the section of the Prospectus entitled “Portfolio Summary—Purchase and Sale of Fund Shares” as follows:

(a) Delete the first sentence of the first paragraph;

(b) Delete the third sentence of the first paragraph;

(c) Delete the second paragraph;

(d) Replace the third paragraph with the following: “Class I and Class P shares of the Portfolio may be purchased or sold on any day the NYSE is open for business directly through Morgan Stanley Institutional Fund, Inc. (the “Fund”) by mail (c/o Morgan Stanley Services Company Inc., P.O. Box 219804, Kansas City, MO 64121-

9804) or by telephone (1-800-548-7786) or by contacting your financial intermediary.”

Response 24.     With respect to Comments 24(a), (c) and (d), the disclosure has been revised accordingly. With respect to Comments 24(b) and (d), we respectfully acknowledge the Staff’s comment; however, we believe that the disclosure in the third sentence of the first paragraph and the last sentence of the third paragraph is appropriate.

Comment 25.

With respect to each Portfolio, please revise the first sentence of the disclosure in the section of the Prospectus entitled “Portfolio Summary—Payments to Broker-Dealers and Other Financial Intermediaries” to delete “which may be affiliated or unaffiliated with the Adviser,” and “(out of their own funds and not as an expense of the Portfolio)”.

Response 25. The disclosure has been revised accordingly.

COMMENTS TO NON-U.S. AND GLOBAL PORTFOLIOS PROSPECTUS

Comment 26.	With respect to the Active International Allocation Portfolio, please describe the types of equity securities in which the Portfolio invests in the Summary section.

Response 26. The disclosure has been revised accordingly.

Comment 27.

With respect to the Emerging Markets Portfolio, in the section entitled “Portfolio Summary—Principal Investment Strategies,” please remove the following sentence from the third paragraph: “This policy may be changed without shareholder approval; however, you would be notified in writing of any such change.” This sentence should be included in the Item 9 disclosure.

Response 27. The disclosure has been revised accordingly.

Comment 28.	With respect to the Global Franchise Portfolio, please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 28. This line item is not applicable to the Portfolio at this time.

Comment 29.

With respect to the Global Franchise Portfolio, in the section entitled “Portfolio Summary—Principal Investment Strategies,” please delete from the first sentence of the third paragraph “may concentrate its holdings” and replace it with “is non-diversified and may focus its holdings”.

Response 29. The disclosure has been revised accordingly.

Comment 30.

With respect to the Global Franchise Portfolio, in the section entitled “Portfolio Summary—Principal Risks,” please rename the risk factor “Non-Diversified Portfolio” to “Non-Diversified Risk.” In addition, please revise the first sentence as follows: “Because the Portfolio is non-diversified, it may be more susceptible...”

Response 30. The disclosure has been revised accordingly.

Comment 31.

With respect to the Global Franchise Portfolio, in the section entitled “Portfolio Summary—Investment Adviser and Sub-Adviser,” please consider listing only those five portfolio managers with the most significant responsibility for the day-to-day management of the Portfolio.

Response 31.     We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is appropriate because the listed portfolio managers are all primarily responsible for the day-to-day management of the Portfolio.

Comment 32.	With respect to the International Equity Portfolio, please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 32. This line item is not applicable to the Portfolio at this time.

Comment 33.

With respect to the International Equity Portfolio, in the section entitled “Portfolio Summary—Principal Investment Strategies,” please remove the following sentence from the third paragraph: “This policy may be changed without shareholder approval; however, you would be notified in writing of any such change.” This sentence should be included in the Item 9 disclosure.

Response 33. The disclosure has been revised accordingly.

Comment 34.

With respect to the International Opportunity Portfolio, please revise the last sentence of the paragraph under the section entitled “Portfolio Summary—Fees and Expenses” to include “and on page      of the SAI.”

Response 34.     We respectfully acknowledge the Staff’s comment; however, we believe the disclosure with respect to the purchase of Class H shares in the Prospectus is adequate and there is no need to reference the SAI.

Comment 35.	With respect to the International Opportunity Portfolio, please remove footnotes †, †† and ‡ following the Example.

Response 35.     We respectfully acknowledge the Staff’s comment; however, we believe that the disclosure in footnote † is appropriate and should not be deleted. With respect to footnote ††, please see Response 8. With respect to footnote ‡, we respectfully acknowledge the Staff’s comment; however, because this Portfolio has been in operation for less than six months, pursuant to Instruction 6(a) of Item 3, the Portfolio is permitted to disclose in a footnote to the fee table that “Other Expenses” are based on estimated amounts for the current fiscal year.

Comment 36.

With respect to the International Small Cap Portfolio, in the section entitled “Portfolio Summary—Principal Investment Strategies,” please clarify how the Adviser determines a security to be “undervalued.”

Response 36.     As set forth in the section entitled “Portfolio Summary—Principal Investment Strategies,” the Sub-Adviser considers value criteria with an emphasis on cash flow and the intrinsic value of company assets. Securities which appear undervalued according to these criteria are then subjected to in-depth fundamental analysis.

Comment 37.	With respect to the International Small Cap Portfolio, please disclose what the Portfolio deems to be a small-capitalization company.

Response 37.     As disclosed in the section entitled “Portfolio Summary—Principal Investment Strategies,” the Portfolio’s Sub-Adviser selects issuers from a universe comprised of small cap companies (those with total market capitalizations of $5 billion or less).

Comment 38.

With respect to the Active International Allocation Portfolio, if the Portfolio has a principal strategy to invest in convertible securities rated below investment grade, please disclose this in the “Principal Investment Strategies” section.

Response 38. The Portfolio does not have a principal strategy to invest in convertible securities rated below investment grade.

COMMENTS TO REAL ESTATE PORTFOLIOS PROSPECTUS

Comment 39.

With respect to the Global Real Estate Portfolio, in the section entitled “Portfolio Summary—Principal Investment Strategies,” please consider clarifying what is meant by “similar entities” in the first line of the first paragraph.

Response 39. We respectfully acknowledge the Staff’s comment; however, we believe the current disclosure is adequate.

Comment 40.

With respect to the Global Real Estate Portfolio, in the section entitled “Portfolio Summary—Principal Investment Strategies,” please remove the following sentence from the first paragraph: “This policy may be changed without shareholder approval; however, you would be notified in writing of any such change.” This sentence should be included in the Item 9 disclosure.

Response 40. The disclosure has been revised accordingly.

Comment 41.

With respect to the Global Real Estate Portfolio, pursuant to General Instruction C.3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Average Annual Total Return table are required or permitted by the Form.

Response 41.     We believe that the footnotes following the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Return table.

Comment 42.

With respect to the Global Real Estate Portfolio, in the section entitled “Portfolio Summary—Investment Adviser and Sub-Advisers—Portfolio Managers,” please remove the first sentence and in the second sentence please add “who are” after “team”.

Response 42. We respectfully acknowledge the Staff’s comment; however we have revised this disclosure in accordance with Comment 23.

Comment 43.

With respect to the International Real Estate Portfolio, in the section entitled “Portfolio Summary—Objective,” please move the second sentence of the paragraph to the “Principal Investment Strategies” section.

Response 43. The disclosure has been revised.

Comment 44.	With respect to the International Real Estate Portfolio and U.S. Real Estate Portfolio, please describe the types of equity securities in which each Portfolio may invest.

Response 44. The disclosure has been revised accordingly.

COMMENTS TO EMERGING MARKETS DEBT PORTFOLIO PROSPECTUS

Comment 45.

Under the section entitled “Portfolio Summary—Principal Risks,” there is a risk of Short Sales. If this is a principal risk of the Portfolio, it should be disclosed in the “Principal Investment Strategies” section.

Response 45. Disclosure with respect to the Portfolio’s ability to sell securities short is included in the fourth paragraph of the “Principal Investment Strategies” section.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 46.

The Statement of Additional Information contains disclosure on Combined Transactions. If these types of transactions are principal investment strategies of a Portfolio, they should be disclosed in the Prospectus.

Response 46.     While the Portfolios are permitted to enter into combined transactions, doing so is not a “principal investment strategy” of a Portfolio as that term is defined in Item 4 of Form N-1A and, therefore, we believe this disclosure is appropriately placed in the SAI only.

Comment 47.

On page 38, please confirm that the Portfolios’ concentration policy set forth under Investment Restriction #7 complies with the Staff’s position that a concentration policy applies to investments of 25% or more. In addition, please reconcile this investment restriction with the language used for the Global Franchise Portfolio on page 9 of its Prospectus.

Response 47.     Although the Portfolios’ concentration policy set forth under Investment Restriction #7 refers to investments of more than 25%, each Portfolio will comply with the Staff’s position that a concentration policy applies to investments of 25% or more. In addition, Investment Restriction #7 limits a Portfolio from acquiring securities of companies within one industry, if, as a result of such acquisition, more than 25% of the value of the Portfolio’s total assets would be invested in securities of companies within such industry. The Global Franchise Portfolio may invest up to 25% of its assets in a single issuer. As a result, there is no overlap between Investment Restriction #7 and the Global Franchise Portfolio’s prospectus disclosure.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6980 (tel) or (212) 507-8589 (fax) or Stuart Strauss of Dechert LLP at (212) 698-3529 (tel) or (212) 698-0453 (fax).  Thank you.

Best regards,

/s/ Daniel E. Burton

Daniel E. Burton